Exhibit 99.1

CONSENT SOLICITATION STATEMENT

VIVENDI UNIVERSAL S.A.

Solicitation of Consents to Indenture Amendments
Relating to the

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$935,000,000 9.25% Notes due 2010
€325,000,000 9.50% Notes due 2010
(collectively, the “April Notes”)

$975,000,000 6.25% Notes due 2008
€500,000,000 6.25% Notes due 2008
(collectively, the “July Notes”)

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Consent Fees: €1.00 per €1,000 principal amount of Euro Notes and                                                                        $1.00 per $1,000 principal amount of Dollar Notes

Subject to the terms and conditions set forth in this Consent Solicitation Statement, Vivendi Universal S.A. (the “Company”), hereby solicits the consents (the “Solicitation”) of Holders (as defined herein) as of 5:00 pm New York City Time on November 6, 2003 (the “Record Date”) of the issues of the April Notes and the July Notes (collectively, the “Notes”) of the Company to certain amendments (the “Proposed Amendments”) to the indentures set forth below (the “Indentures”) governing the Notes in connection with the combination (the “VUE/NBC Transaction”) of Vivendi Universal Entertainment LLLP (“VUE”) and National Broadcasting Company, Inc. (“NBC”), as further described herein.

Outstanding Principal Amount	Description of Securities	CUSIP/ISIN Number	Indenture dated as of
$935,000,000	9.25% Notes due 2010	F7063CAF3 and 92852EAA3/ USF7063CAF35 and US92852EAA38	April 8, 2003
€325,000,000		9.50% Notes due 2010
XS0165785766 and XS0165785683		April 8, 2003
$975,000,000	6.25% Notes due 2008	92852EAE5 and F7063CAL0/ US92852EAE59 and USF7063CAL03	July 10, 2003
€500,000,000	6.25% Notes due 2008	XS0172035924 and XS0172035841	July 10, 2003

The Solicitation is being made upon the terms and is subject to the conditions set forth in this Consent Solicitation Statement and in the accompanying consent form (the “Consent Form”). Approval of the Proposed Amendments requires the consent of Holders of a majority in outstanding principal amount of each of the April Notes and the July Notes (the “Requisite Consents”). Concurrently with, and subject to, the consummation of the VUE/NBC Transaction, the Company will pay consent fees (the “Consent Fees”) of €1.00 for each €1,000 of euro-denominated Notes and $1.00 for each $1,000 of dollar-denominated Notes to Holders who have properly furnished valid and unrevoked consents (“Consents”) with respect to such Notes on or prior to the Expiration Date (as defined herein), provided that (i) the Requisite Consents are received by the Information Agent (as defined herein) and (ii) the Supplemental Indentures (as defined herein) have become effective. If the VUE/NBC Transaction is not consummated, no Consent Fees will be paid.

THE SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 20, 2003, UNLESS EXTENDED BY THE COMPANY (SUCH DATE AND TIME (AS IT MAY BE EXTENDED BY THE COMPANY, FROM TIME TO TIME) SHALL BE REFERRED TO AS THE “EXPIRATION DATE”). REGARDLESS OF WHETHER THE REQUISITE CONSENTS HAVE BEEN RECEIVED BY 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 20, 2003, THE ORIGINAL EXPIRATION DATE, THE COMPANY MAY, IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION OR EXTEND THE SOLICITATION FOR A SPECIFIED PERIOD OR ON A DAILY BASIS.

Consents may be revoked by Holders at any time prior to the execution and effectiveness of the Supplemental Indentures (the “Execution Time”).  Any notice of revocation received after the Execution Time will not be effective, even if received prior to the Expiration Date. See “The Solicitation – Revocation of Consents”.  Promptly following receipt of the Requisite Consents, the Company and the Trustee will execute Supplemental Indentures substantially in the form set forth in Exhibit A hereto (the “Supplemental Indentures”), and the Proposed Amendments will become effective.  Once the Proposed Amendments become effective, each present and future holder of the Notes will be bound by the Proposed Amendments, whether or not such holder delivered a Consent.  For a description of the Proposed Amendments, see “The Proposed Amendments”.

The Solicitation Agent for the Solicitation (the “Solicitation Agent”) is:

Citigroup

Consent Solicitation Statement dated November 7, 2003

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IMPORTANT

Holders are requested to read and carefully consider the information contained herein and to give their consent to the Proposed Amendments by properly completing, executing and delivering the accompanying Consent Form in accordance with the instructions set forth herein and therein.

Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, the Company reserves the right, in its sole discretion, at any time prior to the effectiveness of the Proposed Amendments to (i) terminate the Solicitation for any reason, (ii) extend the Expiration Date, (iii) amend the terms of the Solicitation or (iv) modify the form or amount of the consideration to be paid pursuant to the Solicitation.  See “The Solicitation—Expiration Date; Extensions; Amendment”.

Holders who wish to consent must deliver their properly completed and executed Consent Form to the Information Agent at the address set forth on the back cover page of this Consent Solicitation Statement and in the Consent Form in accordance with the instructions set forth herein and therein.  Consents should not be delivered to the Company, the Trustee or the Solicitation Agent.  However, the Company reserves the right to accept any Consent received by it, the Trustee or the Solicitation Agent.  Under no circumstances should any person tender or deliver Notes to the Company, the Trustee, the Solicitation Agent or the Information Agent at any time.

Notwithstanding anything to the contrary contained herein or in any other document related to the Solicitation, if the VUE/NBC Transaction is not consummated, the Company will not pay Consent Fees to any Holder.

Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice.  Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Solicitation.

Terms used in this Consent Solicitation Statement that are not otherwise defined herein have the meanings set forth in the relevant Indenture.

Please handle this matter through your bank or broker.  Questions concerning the terms of the Solicitation should be directed to the Solicitation Agent at the address or telephone number set forth on the back cover page hereof.  Requests for assistance in completing and delivering Consent Forms or requests for additional copies of this Consent Solicitation Statement, the Consent Form or other related documents should be directed to the Information Agent at the address or telephone number set forth on the back cover page hereof.

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AVAILABLE INFORMATION

The Company files with, and furnishes to, the Securities and Exchange Commission (the “SEC”) annual and current reports and other information.  You may read and copy any document the Company files with, or furnishes to, the SEC at the SEC’s public reference room in Washington, D.C.  Please call the SEC at 1-888-SEC-0330 for further information on the public reference room.  Certain of the documents the Company has filed with or furnished to the SEC are also available to the public from the SEC’s web site at www.sec.gov or from the Company’s web site at www.vivendiuniversal.com.  However, the information on the Company’s web site does not constitute a part of this Consent Solicitation Statement.

INCORPORATION BY REFERENCE

The following documents have been filed with or furnished to the SEC by the Company (File No. 1-16301) and are hereby incorporated by reference in this Consent Solicitation Statement:

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The Company’s Annual Report of Foreign Private Issuer on Form 20-F for fiscal year ended December 31, 2002, filed with the SEC on June 30, 2003;

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Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (Registration No. 333-106766), filed with the SEC on July 2, 2003;

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Exhibit 4.1 to the Company’s Registration Statement on Form F-4 (Registration No. 333-108928), filed with the SEC on September 19, 2003;

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Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on October 1, 2003; and

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The Company’s Report on Form 6-K furnished to the SEC on November 4, 2003;

To the extent so indicated in the relevant report, the Company will also incorporate by reference future reports filed or furnished by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC prior to the expiration, termination or consummation of the Solicitation.

You may request a copy of these documents at no cost, by writing or telephoning the Company at:

Vivendi Universal
42, avenue de Friedland
75008 Paris
France
Attn:  Investor Relations
33-1-7171-1000

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Solicitation Statement.  Subject to the foregoing, all information appearing in this Consent Solicitation Statement is qualified in its entirety by the information appearing in the documents incorporated by reference herein.

No person has been authorized to give any information or make any representations other than those contained in this Consent Solicitation Statement and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, the Solicitation Agent, the Information Agent or any other person. The Solicitation is not being made to, and no Consents are being solicited from, Holders in any jurisdiction in which it is unlawful to make such solicitation or grant such Consents. The statements made in this Consent Solicitation Statement are made as of the date hereof and delivery of this Consent Solicitation Statement and the accompanying materials at any time does not imply that the information herein or therein is correct as of any subsequent date.

The information provided in this Consent Solicitation Statement is based upon information provided solely by the Company. The Solicitation Agent has not independently verified and does not make any representation or warranty, express or implied, or assume any responsibility, as to the accuracy or adequacy of the information contained herein.

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This Consent Solicitation Statement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the VUE/NBC Transaction, including financial and operating results and estimates, synergy and margin benefits and debt reduction that may be realized from the VUE/NBC Transaction; (ii) statements relating to a restructuring of the VUE interests and the possible benefits or costs to the Company of such a restructuring; and (iii) other statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These forward-looking statements are based upon the Company’s management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond the Company’s control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) satisfaction of the conditions specified in the VUE/NBC Transaction Agreements, including, without limitation, the receipt of required governmental and other third- party approvals of the VUE/NBC Transaction; (2) the ability to successfully combine the businesses of VUE and NBC; (3) the realization of revenue and cost synergy benefits from the VUE/NBC Transaction; (4) operating costs and business disruption following the VUE/NBC Transaction, including adverse effects on relationships with employees; (5) changes in the stock market and interest rate environment that affect revenues; (6) competition; (7) the willingness of InterActiveCorp to agree to a restructuring of the VUE interests; (8) the terms and conditions relating to a restructuring of all or some of the VUE interests; and (9) the costs of defeasing the series A VUE preferred interests. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

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SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference into this Consent Solicitation Statement.  Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Indentures.

The Company

The Company is one of the largest media and telecommunications groups in the world.  To improve its credit rating and liquidity, the Company has embarked on a €16 billion asset disposal program through 2004, including approximately €9.6 billion of disposals for which the Company has entered into contracts as of June 25, 2003, of which disposals of €9.1 billion had been completed as of that date.

The Company’s portfolio of assets includes its operations in its six principal segments (financial data are presented on a pro forma basis):

Cegetel Group — Cegetel Group, through its 80%-owned subsidiary, SFR, is the second largest mobile telecommunications operator in France and through its 90%-owned subsidiary, Cegetel S.A., is the second largest fixed-line operator in France.  In early 2003, the Company increased its ownership interest to 70% of Cegetel Group.

Universal Music Group (UMG) — UMG is the largest recorded music business in the world.  UMG acquires, manufactures, markets and distributes recorded music in 63 countries.  In addition to its recorded music business, UMG is the third largest music publisher in the world.  The Company owns approximately 92% of UMG.

Vivendi Universal Entertainment LLLP (VUE) — The Company owns approximately 86% of VUE, a US-based entertainment company active in the film, television and theme parks and resorts businesses.  VUE operates through Universal Pictures Group, Universal Television Group and Universal Parks and Resorts.  The Company has entered into an agreement with, among others, General Electric Company (“GE”) to combine VUE with NBC as part of the VUE/NBC Transaction.  See “The VUE/NBC Transaction”.

Canal+ Group — Canal+ Group is the leader in the production and distribution of digital and analog pay-TV in France (principally through its premium channel, Canal+ and its digital satellite platform, CanalSatellite).  Canal+ Group is also a leading European studio involved in the production, co-production, acquisition and distribution of feature films and television programs.  The Company owns 100% of Canal+ Group, which in turn owns 49% of Canal+ S.A., which holds the broadcast license for the Company’s premium channel Canal+, and 66% of CanalSatellite.

Maroc Telecom — Maroc Telecom is the incumbent fixed line and the leading mobile telecommunications operator in Morocco, with a 70% share of the wireless market.  The Company has a 35% ownership stake in Maroc Telecom.  However, through its control of the executive board and management of Maroc Telecom, the Company exercises day-to-day control over its business and consolidates it in its financial statements.  On September 2, 2003, the Company announced that its board of directors had approved a plan to increase the Company’s ownership interest in Maroc Telecom to 51%.

Vivendi Universal Games (VU Games) — VU Games is a worldwide leader in the development, marketing and distribution of games and educational software for PC, handheld devices and consoles.  The Company owns 99% of VU Games.

The Company was formed through the merger of Vivendi S.A., The Seagram Company Ltd. and Canal+ S.A. in December 2000.  From its origins as a water company, the Company expanded its business rapidly in the 1990s and transformed itself into a media and telecommunications company with the December 2000 merger and the May 2002 acquisition of the entertainment assets of InteractiveCorp (formerly known as USA Interactive and prior thereto as USA Networks, Inc.), or USAi.  Following the appointment of new management in July 2002, the Company commenced a significant asset disposal program aimed at reducing the Company’s indebtedness, which it is pursuing actively.  The Company has already largely exited the environmental services and publishing businesses and sold various smaller operations.  See “Item 5 — Operating and Financial Review and Prospects — Recent Developments” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference herein.

The VUE/NBC Transaction

On October 8, 2003, the Company and GE announced the signing of a definitive agreement for the combination of NBC and VUE.  The new company, to be called NBC Universal, will be 80%-owned by GE, with 20% held by Universal Studios Holding III Corp., a subsidiary of the Company, subject to adjustment in the event that MHI Investment Corporation participates in the VUE/NBC Transaction or InterActiveCorp (“InterActiveCorp”), which holds a 5.44% common interest in VUE, exercises certain rights it has to participate in the VUE/NBC Transaction.  NBC Universal’s assets will include:  the NBC Television Network, Universal Pictures, television production studios NBC Studios and Universal Television, a portfolio of cable networks, the NBC TV stations group, Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations and interests in five theme parks.  On a pro forma basis, NBC Universal is projected to have 2003 revenues of more than $13 billion from a diverse group of complementary assets and 2003 EBITDA of nearly $3 billion.

As part of the transaction, the shareholders of VUE are expected to receive at closing their allocable share of $3.6 billion of cash consideration, of which the Company is expected to receive approximately $3.3 billion, subject to adjustment in the event that MHI Investment Corporation participates in the VUE/NBC Transaction or InterActiveCorp exercises certain rights it has to participate in the VUE/NBC Transaction.  The Company will also benefit from an approximately $1.7 billion reduction in debt on a consolidated basis as a result of the deconsolidation of VUE.  Beginning in 2006, the Company will have the option to begin monetizing its ownership interest in NBC Universal at fair market value.  The Company will hold three out of 15 seats on the board of directors of NBC Universal.

The terms of the VUE/NBC Transaction contemplate that the Company and VUE may negotiate a restructuring of the existing VUE interests owned by InterActiveCorp, although such a restructuring is not a condition to the VUE/NBC Transaction and no terms for any such a restructuring have been established with InterActiveCorp.  Such a restructuring could be beneficial to the Company because it could allow the Company to realize value from the InterActiveCorp stock that is currently subject to transfer restrictions in connection with the obligations of certain subsidiaries of the Company under the VUE Partnership Agreement relating to one series of VUE preferred stock (the “InterActiveCorp Stock”) and could allow the Company to reduce or eliminate certain of its ongoing obligations under the current terms of the VUE/NBC Transaction, as described below.  A restructuring of the VUE interests could also result in an agreement among the parties to the VUE/NBC Transaction to amend its terms.  Such amendments could include changes to implement any additional forms of equity consideration to be issued to VUE shareholders, as well as changes to the amounts of equity and cash to be paid.  A restructuring could also involve a release of the InterActiveCorp Stock.

Under the existing terms of the VUE/NBC Transaction, (i) the Company is responsible for certain economic costs associated with the existing VUE preferred stock, including the cost of the required defeasance of the VUE series A preferred stock and the net costs of the dividends on the VUE series B preferred stock, and (ii) the Company is entitled to certain economic benefits related to the value of the InterActiveCorp Stock, regardless of whether such costs or value are realized before or after the completion of the VUE/NBC Transaction.  The terms of the VUE/NBC Transaction also contemplate that the Company will be required to pledge a portion of its NBC Universal stock to secure its obligations with respect to the defeasance of the VUE series A preferred stock.  The Company also has certain contingent obligations in connection with the VUE/NBC Transaction relating to taxes, retained businesses and liabilities, the disposition of certain businesses and other matters customary for a transaction of this type.

The completion of the VUE/NBC Transaction is subject to customary approvals from various regulatory agencies and other conditions.  The companies currently anticipate completing the VUE/NBC Transaction in the first half of 2004.

Terms of the Solicitation

Purpose of the Solicitation

The Company is soliciting Consents of Holders to the Proposed Amendments to the Indentures in order to permit the Company to complete the VUE/NBC Transaction in accordance with the terms contemplated by the agreements related to the VUE/NBC Transaction.  See “The Proposed Amendments”.

The Proposed Amendments

The Proposed Amendments would except the VUE/NBC Transaction from certain provisions of the Indentures, including the minimum cash requirement of the asset sale covenant, as well as other exceptions to allow the Company to comply with its obligations under the agreements related to the VUE/NBC Transaction.  Holders should understand that the terms of the VUE/NBC Transaction may be amended prior to the closing of such transaction to reflect, among other things, any agreement that may be entered into with minority holders in VUE to restructure their interests in VUE.  However, the exceptions contained in the Proposed Amendments relating to the VUE/NBC Transaction will nevertheless apply so long as the terms of the VUE/NBC Transaction, as finally implemented, are substantially as contemplated by the Company’s Report on Form 6-K furnished to the SEC on November 4, 2003, the agreements contained therein, as the same may be amended, including any amendments thereto or additional agreements in connection with a restructuring of the existing VUE interests or to comply with regulatory requirements.  See “The Proposed Amendments”.

The Consent Fees

In the event that (i) the Company receives the Requisite Consents relating to the April Notes and the July Notes on or prior to the Expiration Date and (ii) the Supplemental Indentures become effective, the Company will be obligated, pursuant to the Supplemental Indentures, to pay to each Holder who delivered a valid Consent (not subsequently revoked) to the Information Agent on or prior to the Expiration Date a one-time cash payment of €1.00 per €1,000 of Euro Notes (as defined below) held by such Holder in respect of which a valid consent was delivered (and not revoked) and $1.00 per $1,000 of Dollar Notes (as defined below) held by such Holder in respect of which a valid consent was delivered (and not revoked) (the “Consent Fees”); provided, however, that the Company will not be obligated to pay any Consent Fees unless, and until 5 Business Days after, the VUE/NBC Transaction is consummated.  The consummation of the VUE/NBC Transaction is subject to a number of conditions and is not expected to close until the first half of 2004.  See “The VUE/NBC Transaction”.  Accordingly, it is currently expected that the Company will not be required to pay the Consent Fees until that time (or such later time after which the VUE/NBC Transaction is consummated).  Holders should understand that if the VUE/NBC Transaction is not consummated, no Consent Fees will be paid.

The right to receive a Consent Fee is not transferable with a Note. The Company will only make payments of the Consent Fees to the persons who were Holders and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof.

Record Date

5:00 p.m., New York City time, on November 6, 2003.  Such date has been fixed by the Company as the date for the determination of Holders entitled to give Consents and receive the Consent Fees, if payable, pursuant to the Solicitation. The Company reserves the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents, any new date as such Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of the Solicitation.

Expiration Date

5:00 p.m., New York City time, on November 20, 2003, unless the Solicitation is extended by the Company, in which case the term “Expiration Date” will mean the latest date and time to which the Solicitation is extended.  The Company may terminate the Solicitation for any reason or may extend the Solicitation for either the April Notes or the July Notes or for both for a specified period or on a daily basis, regardless of whether the Requisite Consents have been obtained.

Execution Time

The time at which the Supplemental Indentures are executed and become effective in accordance with their terms.  Promptly following receipt of the Requisite Consents for the April Notes and July Notes, the Company will execute and deliver the Supplemental Indentures containing the Proposed Amendments to the Trustee.  The Supplemental Indentures will each become effective upon their execution by the Trustee, subject to compliance by the Company with the conditions set forth in the Indentures.  The Execution Time may occur prior to the scheduled Expiration Date if each of the foregoing conditions is satisfied prior to that time.  Consents may not be revoked after the Execution Time, even if it occurs before the Expiration Date.

How to Consent

Holders (as defined below) who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent Forms signed by or on behalf of such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Information Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement.  The Company shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the relevant Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent.

Consent Forms must be delivered to the Information Agent prior to the Expiration Date.  Only registered owners of Notes as of the Record Date or their duly designated proxies, including, for the purposes of the Solicitation, authorized participants in The Depositary Trust Company (“DTC”), Euroclear and/or Clearstream (each, a “Clearance System”) that have been granted a proxy by the registered Holder, are eligible to consent to the Proposed Amendments and receive the Consent Fees.  See “The Solicitation—How to Consent”.

Requisite Consents

The Requisite Consents for the April Notes or the July Notes, as the case may be,  means the receipt of valid, unrevoked Consents from a majority in principal amount of the April Notes or July Notes outstanding, as the case may be; provided that, for purposes of determining whether any such requisite principal amount of Notes have given their Consent, Notes owned by the Company, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company, will be considered as though not outstanding.

For purposes of the foregoing, the aggregate principal amount of the April Notes or July Notes, as the case may be, denominated in dollars (“Dollar Notes”) shall be deemed to be the Euro Equivalent of such aggregate principal amount of Dollar Notes as of the Record Date.   Notes denominated in euro are herein called “Euro Notes”.

Under the Indentures, the term “Euro Equivalent” means, at the Record Date, the amount of euro obtained by converting dollars into euro at the average of the spot rates for the purchase and sale of euros with dollars as published in The Financial Times on the date two Business Days prior to the Record Date.  The term “Business Day” means each day other than a Saturday, a Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City, London, England or Paris, France.

Holders

For purposes of this Solicitation, the term “Holder” means (i) any Person in whose name a Note is registered in the registry maintained by the Registrar for the April Notes or the July Notes, as the case may be, at 5:00 p.m., New York City time, on the Record Date (the “Record Holder”) and (ii) any other person who has obtained a proxy in a form reasonably acceptable to the Company which authorizes such other person (or person claiming title by or through such other person) to vote Notes on behalf of such Record Holder.  Accordingly, for purposes of the Solicitation, the term “Holder” includes authorized participants in a Clearance System that have been granted a proxy by the Clearance System through which a beneficial owner’s Notes may be held of record as of the Record Date.

Special Procedures for Beneficial Owners

Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact the Holder of its Notes promptly and instruct such Holder to consent on its behalf.  See “The Solicitation—How to Consent”.

Consequences to Non-Consenting Holders

Holders that do not provide valid and unrevoked Consents on or prior to the Expiration Date will not be entitled to receive the Consent Fees.  If the Requisite Consents are obtained and the Supplemental Indentures are executed and become effective, all holders of Notes (including Holders that do not deliver a Consent) will be bound by the Proposed Amendments.

Withdrawal Rights and Revocation

Until the Execution Time, a Consent by a Holder is a continuing Consent by the Holder and will bind every subsequent holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the Consent is not made on any Note.  However, a Holder may revoke its Consent if the Trustee receives written notice of revocation before the Execution Time.  Any Holder who revokes a Consent prior to the Execution Time will not receive a Consent Fee, unless such Consent is redelivered and received by the Information Agent and accepted by the Company on or prior to the Execution Time.  A Holder may not revoke a Consent after the Execution Time.  See “The Solicitation—Revocation of Consents”.

Certain Tax Considerations	For a discussion of certain U.S. federal income tax consequences of the Solicitation to beneficial owners of Notes, see “Certain United States Federal Income Tax Consequences”.
Solicitation Agent	The Company has retained Citigroup Global Markets Inc. as its Solicitation Agent in connection with the Solicitation.
Information Agent	The Company has retained Global Bondholder Services Corporation to act as its information agent and tabulation agent (in such capacities, the “Information Agent”) in connection with the Solicitation.

PURPOSE OF THE SOLICITATION

The purpose of the Solicitation is to modify certain restrictive covenants and other provisions contained in the Indentures in order to permit the Company to complete the VUE/NBC Transaction in accordance with the terms of VUE/NBC Transaction Agreements.  As discussed more fully below, the Proposed Amendments would (i) except the VUE/NBC Transaction from the minimum cash requirement (but not the other requirements) of the Asset Sale covenant, (ii) permit liens on Capital Stock of VUE/NBC Entities to secure obligations required under the VUE/NBC Transaction, (iii) permit the restrictions on transfers of Capital Stock of VUE/NBC Entities required under the VUE/NBC Transaction, (iv) permit the incurrence of indebtedness of the Company arising under or pursuant to the VUE/NBC Transaction Agreements, (v) expand the provisions permitting the Company to defease the VUE preferred interests in connection with a VUE/NBC Transaction and (vi) clarify that the Company may exclude certain information from its quarterly U.S. GAAP reconciliations.

Regardless of whether the Proposed Amendments become effective, the Notes will remain outstanding in accordance with all other terms of the respective Indentures.  The changes sought to be effected by the Proposed Amendments will not alter the Company’s obligation to pay the principal of or interest on the Notes or alter the interest rate or maturity date thereof, and will be effective only upon the terms contained herein.

THE PROPOSED AMENDMENTS

Section 9.02 of each of the Indentures provides for the amendment of any provision of such Indenture (except certain provisions not relevant to the Solicitation) by execution of a supplemental indenture upon the consent of Holders of at least a majority in aggregate principal amount of the outstanding April Notes or July Notes, as the case may be.  Consequently, the Company is soliciting Consents from Holders of the April Notes and July Notes to the Proposed Amendments.  For purposes of determining whether the Requisite Consents have been received from either the April Notes or the July Notes, the aggregate principal amount of the Dollar Notes shall be deemed to be the Euro Equivalent of such aggregate principal amount as of the Record Date.

Set forth below is a summary of the Proposed Amendments.  This summary does not purport to be complete and is qualified in its entirety by reference to the form of Supplemental Indenture for the full and complete terms of the Proposed Amendments.  The form of Supplemental Indenture is attached hereto as Exhibit A, and copies of the Indentures are on file with the SEC and are also available upon request from the Company.  Holders of Notes should carefully review Exhibit A before delivering Consents to the Proposed Amendments.  Any capitalized terms which are used in the following summary of the Proposed Amendments but not otherwise defined have the meanings assigned thereto in the respective Indentures.

Asset Sale Covenant:  The following sentence would be added to Asset Sale covenant (Section 4.10) in order to except the VUE/NBC Transaction from the minimum cash requirement.  The VUE/NBC Transaction would remain subject to the other requirements of that covenant, including the requirement to obtain fair market value and the requirement to use the Net Proceeds of the VUE/NBC Transaction only for certain purposes:

Notwithstanding anything to the contrary in this Indenture, clause (2) of this paragraph shall not apply to a VUE/NBC Transaction.

Lien Covenant:  The Proposed Amendments would add the following clause to the definition of “Permitted Liens” in the Indentures:

Liens on Capital Stock of a VUE/NBC Entity to secure obligations of the Company or its Restricted Subsidiaries under or pursuant to the terms of the VUE/NBC Transaction Agreements.

This amendment will allow the Company and its Restricted Subsidiaries to secure obligations arising in connection with a VUE/NBC Transaction.  The VUE/NBC Transaction Agreements contemplate that prior to the completion of a VUE/NBC Transaction the Company will defease the series A preferred stock of VUE by posting a letter of credit (as permitted by the existing Indentures).  The Company currently expects to fund this defeasance by a borrowing by VUE (the “Defeasance Borrowing”).  As a result of the completion of a VUE/NBC Transaction, the Defeasance Borrowing will no longer be included on the Company’s consolidated balance sheet.  However, as part of the VUE/NBC Transaction, the Company has agreed that it will continue to bear 94.56% of the economic costs of the Defeasance Borrowing and will pledge to NBC a portion of the Capital Stock of VUE/NBC Entities that it receives in a VUE/NBC Transaction to secure its obligation to bear those costs.  This amendment will also allow the Company to incur other liens that may result from any required amendments or other changes to the VUE/NBC Transaction Agreements.

Limit on Dividend and Other Payment Restrictions:  The following provision would be added as clause (15) at the end of subsection (b) of Section 4.08 (Dividend and Other Payment Restrictions Affecting Subsidiaries) of the Indentures to permit:

(15)

restrictions on transfers of Capital Stock of a VUE/NBC Entity arising under the VUE/NBC Transaction Agreements.

This amendment will allow for certain limitations on the Company’s right to transfer Capital Stock of any VUE/NBC Entity.  The VUE/NBC Transaction Agreements contemplate that the Company will enter into a stockholders’ agreement with respect to the Capital Stock of VUE/NBC Entities that it receives in a VUE/NBC Transaction, which will contain limitations on the ability of the Company to transfer such Capital Stock (including limitations on the ability of the Company to transfer such Capital Stock to non-wholly owned subsidiaries).  This amendment will also permit the Company to agree to any other restrictions on transfer that may result from any required amendments or other changes to the VUE/NBC Transaction Agreements.

Limit on Indebtedness:  The following provision would be added as clause (21) at the end of subsection (b) of Section 4.09 (Incurrence of Indebtedness and Issuance of Preferred Stock) of the Indentures to permit the incurrence of:

(21)

Indebtedness of the Company or any Restricted Subsidiary arising under or pursuant to the provisions of the VUE/NBC Transaction Agreements.

This amendment will permit the Company to incur obligations contemplated by the VUE/NBC Transaction Agreements.  As described above, the terms of the VUE/NBC Transaction contemplate that the Company will incur Indebtedness to NBC at the time of the consummation of a VUE/NBC Transaction relating to the Defeasance Borrowing.  The Company will also incur certain contingent obligations relating to taxes, retained business liabilities, the disposition of certain businesses and other matters customary for a transaction of this type; some of these obligations may constitute Indebtedness under the Indentures.  This amendment will also allow the Company to incur other obligations that may result from any required amendments or other changes to the VUE/NBC Transaction Agreements.

VUE Preferred Stock Defeasance:  Clause (8) of subsection (b) of Section 4.07 (Restricted Payments) of the April Indentures and the July Indentures would be harmonized so that each will allow for the defeasance of both series of VUE preferred stock:

(8)

in connection with a VUE/NBC Transaction, any Restricted Investment or other Restricted Payment for the purpose of defeasing the outstanding preferred securities of Vivendi Universal Entertainment LLLP;

While the terms of the April Notes currently permit certain investments to defease VUE series A preferred stock, the July Notes permit certain investments to defease both series of VUE preferred stock.  This amendment will expressly allow both series of VUE preferred stock to be defeased in connection with a VUE/NBC Transaction.

The terms of the VUE/NBC Transaction contemplate that the Company and VUE may negotiate a restructuring of the existing VUE interests owned by InterActiveCorp, although such a restructuring is not a condition to the VUE/NBC Transaction and no terms for any such a restructuring have been established with InterActiveCorp.  Such a restructuring could be beneficial to the Company because it could allow the Company to realize value from the InterActiveCorp stock that is currently subject to transfer restrictions in connection with the obligations of certain subsidiaries of the Company under the VUE Partnership Agreement relating to the InterActiveCorp Stock, as defined above, and could allow the Company to reduce or eliminate certain of its ongoing obligations under the current terms of the VUE/NBC Transaction.  Under the existing terms of the VUE/NBC Transaction, the Company is entitled to certain economic benefits related to the value of the InterActiveCorp Stock, regardless of whether such costs or value are realized before or after the completion of the VUE/NBC Transaction.

Any such restructuring could take a variety of forms, including a repurchase, redemption or defeasance of the VUE preferred stock and/or VUE common stock.  The existing Indentures would permit any repurchase or redemption of the VUE stock as well as the required defeasance of the VUE series A preferred stock.  As indicated above, the proposed amendment would expand the existing provision to permit any defeasance of the VUE series A or series B preferred stock in connection with a VUE/NBC Transaction.

Reports:  The following proviso would be added to the end of subclause (a) in clause (a)(2) of Section 4.03 (Reports) of the Indenture:

, provided that the Company shall be permitted to exclude from any such quarterly reconciliation any information relating to a Person in which the Company or a consolidated Subsidiary of the Company has an investment that is accounted for by the Company using the equity method, the cost method or the equivalent of either

This amendment will make clear that the Company may exclude from its quarterly reconciliations to U.S. GAAP information relating to entities in which the Company or a consolidated Subsidiary has an investment that is not fully consolidated, but instead is accounted for using the equity method, the cost method or the equivalent of either.  This amendment does not otherwise affect the Company’s obligations to provide quarterly and annual reconciliations.  Because of the method of disposition of certain businesses, the Company has ongoing minority investments in such businesses, which generally are accounted for using the equity method, but may not have the right to require such disposed businesses to provide information necessary to produce a reconciliation to U.S. GAAP on a quarterly basis.  Since SEC rules generally only require foreign private issuers to prepare reconciliations to U.S. GAAP annually, many companies do not produce this information on a quarterly basis.

Certain Definitions:  The following defined terms would be added to the Indentures:

“VUE/NBC Entity” means (1) a Person that owns, directly or indirectly, the assets transferred by the Company or its Restricted Subsidiaries in a VUE/NBC Transaction or assets owned by National Broadcasting Company, Inc. immediately prior to the consummation of a VUE/NBC Transaction (including, but not limited to, National Broadcasting Company, Inc.), and (2) any Person that is a successor by merger or consolidation to a Person identified in clause (1) or to whom such a Person transfers all or substantially all its assets.

“VUE/NBC Transaction” means the proposed combination of Vivendi Universal Entertainment LLLP with National Broadcasting Company, Inc. through the contribution of Universal Studios, Inc., Universal Pictures International Holdings B.V. and Universal Pictures International Holdings 2 B.V. or the businesses and assets of such entities to one or more Persons in one or a series of transactions in exchange for any combination of Capital Stock of a VUE/NBC Entity or VUE/NBC Entities and cash, and the restructuring of the existing interests in VUE, all substantially as contemplated by the Company’s Report on Form 6-K, furnished to the SEC on November 4, 2003, including the agreements contained therein, as the same may be amended, including any amendments thereto or additional agreements in connection with a restructuring of the existing VUE interests or to comply with regulatory requirements.

“VUE/NBC Transaction Agreements” means the agreements among, General Electric Company, National Broadcasting Company, Inc., the Company and others under which a VUE/NBC Transaction is to be consummated.

Consent Fee Payments:  The following new Section 4.23 would be added to Article 4 of the Indentures:

Section 4.23

Certain Consent Fee Payments.  Not later than 5 Business Days after the consummation of a VUE/NBC Transaction, the Company will pay to holders of Notes of record on November 6, 2003 who delivered (and did not properly revoke) a valid consent to the Supplemental Indenture dated as of [            ], 2003,1

 To be dated the Execution Date.

 to this Indenture a consent fee of (1) $1.00 for each $1,000.00 in principal amount of Dollar Notes in respect of which a valid consent to such Supplemental Indenture was delivered (and not properly revoked) prior to the Expiration Date and (2) €1.00 for each €1,000.00 in principal amount of Euro Notes in respect of which a valid consent to such Supplemental Indenture was delivered (and not properly revoked) prior to the Expiration Date.  For purposes of this Section 4.23, “Expiration Date” means 5:00 p.m., New York City time, on November 20, 2003.

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THE SOLICITATION

General

In order to approve the Proposed Amendments, the Company must receive the “Requisite Consents”, which means valid and unrevoked consents of Holders of not less than a majority in outstanding aggregate principal amount of each of the April Notes and the July Notes.  As of the Record Date, there were $935,000,000 and €325,000,000 aggregate principal amount of April Notes issued and outstanding, and $975,000,000 and €500,000,000 aggregate principal amount of July Notes issued and outstanding.  As of the Record Date, the Company did not hold any Notes.  For purposes of determining whether the Requisite Consents have been received from either the April Notes or the July Notes, as the case may be, the aggregate principal amount of the Dollar Notes shall be deemed to be the Euro Equivalent of such aggregate principal amount of Dollar Notes as of the Record Date.

Promptly following the receipt of the Requisite Consents for both the April Notes and the July Notes and compliance with the conditions contained in the Indentures, the Supplemental Indentures will be executed, and the Proposed Amendments will become effective.  As described below, payments of the Consent Fees will be made only upon, and subject to, the consummation of the VUE/NBC Transaction. If the Proposed Amendments become effective, they will be binding on all holders of Notes and their successors and transferees, whether or not such holders consented to the Proposed Amendments.

The delivery of a Consent to the Proposed Amendments will not affect a Holder’s right to sell or transfer the Notes, and a sale or transfer of the Notes after the Record Date will not have the effect of revoking any Consent theretofore validly given by the Holder of such Notes.  Therefore, each properly executed and delivered Consent will be counted notwithstanding any sale or transfer of the Notes to which such Consent relates, unless the applicable Holder has complied with the procedure for revoking Consents, as described herein and in the Consent form.  Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposed Amendments.

Consent Fees

In the event that (i) the Company receives the Requisite Consents relating to the April Notes and the July Notes on or prior to the Expiration Date and (ii) the Supplemental Indentures become effective, the Company will be obligated, pursuant to the Supplemental Indentures, to pay to each Record Holder who delivered a valid Consent (not subsequently revoked) to the Information Agent on or prior to the Expiration Date a one-time cash payment of €1.00 per €1,000 of Euro Notes held by such Record Holder (and to which such Consent relates) and $1.00 per $1,000 of Dollar Notes held by such Record Holder (and to which such Consent relates); provided, however, that the Company will not be obligated to pay any Consent Fees unless, and until 5 Business Days after, the VUE/NBC Transaction is consummated.  The consummation of the VUE/NBC Transaction is subject to a number of conditions and is not expected to occur until the first half of 2004.  Accordingly, it is currently expected that the Company will not be required to pay the Consent Fees until that time (or such later time after which the VUE/NBC Transaction is consummated).  Holders should understand that if the VUE/NBC Transaction is not consummated, no Consent Fees will be paid.

The right to receive a Consent Fee is not transferable with a Note. The Company will only make payments of the Consent Fees to the persons who were Holders and who have delivered valid and unrevoked Consents on or prior to the Expiration Date pursuant to the terms hereof.  No other holder of Notes will be entitled to receive any Consent Fee.

Consents will expire if the Requisite Consents to the Proposed Amendments have not been obtained on or before the Expiration Date (which term includes any extension of the original Expiration Date).  Interest will not accrue on or be payable with respect to any Consent Fees.

Record Date

This Consent Solicitation Statement and Consent Form (the “Solicitation Materials”) are being sent to all persons who were Holders on the Record Date (defined to be 5:00 p.m., New York City time, on November 6, 2003) and as many beneficial owners of the Notes as the Company is reasonably able to identify.  Such date has been fixed by the Company as the date for the determination of Holders entitled to give Consents and receive the Consent Fees, if payable, pursuant to the Solicitation. The Company reserves the right to establish, from time to time but in all cases prior to receipt of the Requisite Consents, any new date as such Record Date and, thereupon, any such new date will be deemed to be the Record Date for purposes of the Solicitation.

How to Consent

Holders who wish to consent to the Proposed Amendments should deliver one or more properly completed Consent forms signed by such Holder by mail, hand delivery, overnight courier or by facsimile transmission (with an original delivered subsequently) to the Information Agent at its address or facsimile number set forth on the back cover page of this Consent Solicitation Statement.  The Company shall have the right to determine whether any purported Consent satisfies the requirements of this Consent Solicitation Statement and the relevant Indenture, and any such determination shall be final and binding on the Holder who delivered such Consent or purported Consent.  Consent Forms must be delivered to the Information Agent prior to the Expiration Date.

Only Holders (i.e., persons in whose name a Note is registered or their duly designated proxies) may execute and deliver a Consent.  For purposes of the Solicitation, the term “Holder” shall be deemed to include authorized participants through which a beneficial owner’s Notes may be held of record as of the Record Date in a Clearance System and that have been granted a proxy by such Clearance System.  Any beneficial owner whose Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to consent should contact the Holder of its Notes promptly and instruct such Holder to consent on its behalf.

All Consent Forms that are properly completed, signed and delivered to the Information Agent prior to the Expiration Date (and accepted by the Company as such), and not revoked prior to the Execution Time, will be given effect in accordance with the specifications thereof. Holders who desire to consent to the Proposed Amendments should so indicate by marking the appropriate box on, and signing and dating, the Consent Form and mailing, faxing or otherwise delivering it to the Information Agent at the address listed on the back cover page hereof in accordance with the instructions contained therein.  However, if neither of the boxes on a Consent Form is checked, but such Consent Form is otherwise properly completed and signed, the Holder will be deemed to have consented to the Proposed Amendments. Holders must consent to all of the Proposed Amendments or none of them.  Consent Forms should not be delivered to the Company, the Trustee or the Solicitation Agent.  However, the Company reserves the right to accept any Consent received by it, the Trustee or the Solicitation Agent.  Under no circumstances should any person tender or deliver Notes to the Company, the Trustee, the Solicitation Agent or the Information Agent.

If Notes to which a Consent relates are held by two or more joint Holders, all such Holders must sign the Consent Form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to the Company of such person’s authority so to act. If Notes are held in different names, separate Consent Forms must be executed covering each name.

If a Consent relates to fewer than all of the Notes held of record as of the Record Date by the Holder providing such Consent, such Holder must indicate on the Consent Form the aggregate dollar or euro amount (in integral multiples of $1,000 or €1,000, as the case may be) of such Notes to which the Consent relates. Otherwise, the Consent will be deemed to relate to all such Notes held by such Holder. A Consent Fee will be paid only for such portion of the Notes to which a Consent relates.

HOLDERS WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER, SEND BY OVERNIGHT COURIER, FACSIMILE (FOLLOWED BY DELIVERY BY HAND OR OVERNIGHT COURIER OF AN ORIGINAL) OR ELECTRONIC TRANSMISSION THEIR PROPERLY COMPLETED, EXECUTED AND DATED CONSENT FORMS TO THE INFORMATION AGENT IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND IN THE CONSENT FORM. REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE INFORMATION AGENT. CONSENT FEES WILL ONLY BE PAID TO HOLDERS WHOSE CONSENT FORMS ARE RECEIVED BY THE INFORMATION AGENT (AND NOT SUBSEQUENTLY REVOKED) ON OR PRIOR TO THE EXPIRATION DATE. NEITHER CONSENTS NOR REVOCATIONS OF CONSENTS SHOULD BE SENT TO THE COMPANY, THE TRUSTEE OR THE SOLICITATION AGENT. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CONSENT FORMS AND REVOCATIONS, IS AT THE ELECTION AND RISK OF THE HOLDER. IN NO EVENT SHOULD A HOLDER TENDER OR DELIVER CERTIFICATES EVIDENCING SUCH HOLDER’S NOTES.

THE COMPANY RESERVES THE RIGHT TO RECEIVE CONSENTS BY ANY OTHER REASONABLE MEANS OR IN ANY FORM THAT REASONABLY EVIDENCES THE GIVING OF A CONSENT.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocation of a Consent will be resolved by the Company, in its sole discretion, which resolution shall be final and binding. The Company reserves the right to reject any and all Consents not validly given or any Consents the Company’s acceptance of which could, in the opinion of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects or irregularities in the delivery of a Consent or modify the conditions to the Solicitation (subject to any requirement to extend the Expiration Date). The interpretation by the Company of the terms and conditions of the Solicitation (including the Consent Form and the instructions thereto) shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with deliveries of Consents must be cured within such time as the Company shall determine. None of the Company, the Trustee, the Solicitation Agent, the Information Agent or any other person shall be under any duty to give notification of defects, irregularities or waivers with respect to deliveries of Consents, nor shall any of them incur any liability for failure to give such notification.

Expiration Date; Extensions; Amendment

The Expiration Date shall occur at 5:00 p.m. New York City time, on November 20, 2003, unless the Company, in its sole discretion, extends the period during which the Solicitation is open, in which event the Expiration Date shall be the last date for which an extension is effective. In order to extend the Expiration Date, the Company will notify the Information Agent of any extension by oral or written notice and will make a public announcement thereof, each at or prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such announcements may state that the Company is extending the Solicitation for a specified period of time or on a daily basis. Failure of any Holder or beneficial owner of Notes to be so notified will not affect the extension of the Solicitation.

Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, the Company reserves the right, in its sole discretion at any time prior to the effectiveness of the Proposed Amendments to (i) terminate the Solicitation for any reason, (ii) extend the Expiration Date, (iii) amend the terms of the Solicitation or (iv) modify the form or amount of the consideration to be paid pursuant to the Solicitation.

If the Solicitation is amended in any material manner, or the Company waives or modifies any material conditions to the Solicitation, the Company will promptly disclose such amendment, waiver or modification in a public announcement, and the Company may, if determined by the Company to be appropriate, extend the Solicitation for a period deemed by the Company to be adequate to permit Holders to deliver or revoke their Consents.

Without limiting the manner in which the Company may choose to make a public announcement of any extension, amendment or termination of the Solicitation, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Indenture.

Revocation of Consents

Consents may be revoked by Holders at any time prior to the Execution Time.  Unless properly revoked, a Consent by a Holder of Notes shall bind the Holder and every subsequent Holder of such Notes or portion of such Notes that evidences the same debt as the consenting Holder’s Notes, even if a notation of the Consent is not made on any such Notes.

Any Holder of the Notes as to which a Consent has been given may revoke such Consent as to such Notes or any portion of such Notes (in integral multiples of $1,000 or €1,000, as the case may be) by delivering a written notice of revocation or a changed Consent Form bearing a date later than the date of the prior Consent form to the Information Agent at any time prior to the time that the relevant Supplemental Indenture giving effect to the Proposed Amendments has been executed by the Trustee and become effective.  Any notice of revocation received after the execution of the relevant Supplemental Indenture will not be effective.

To be effective, a notice of revocation must be in writing signed by the Holder, must contain the name of the Holder and the principal amount of the April Notes and/or July Notes to which it relates, must be received by the Information Agent before the Execution Time and must be signed in the same manner as the original Consent Form. All revocations of Consents should be addressed to the Information Agent at the address set forth on the back cover of this Consent Solicitation Statement.

The Company reserves the right to contest the validity of any revocation and all questions as to the validity (including time of receipt) of any revocation will be determined by the Company in its sole discretion, which determination will be conclusive and binding subject only to such final review as may be prescribed by the Trustee concerning proof of execution and ownership.  None of the Company, any of its affiliates, the Solicitation Agent, the Information Agent, the Trustee or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor shall any of them incur any liability for failure to give such information.

Solicitation Agent and Information Agent

The Company has retained Citigroup Global Markets Inc. to serve as its Solicitation Agent and Global Bondholder Services Corporation to serve as its Information Agent in connection with the Solicitation. The Solicitation Agent has not been retained to render an opinion as to the fairness of the Solicitation. The Company has agreed to reimburse the Solicitation Agent for its out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify each of the Solicitation Agent and the Information Agent against certain liabilities and expenses. At any time, the Solicitation Agent may trade the Notes for its own account or for the accounts of its customers and, accordingly, may have a long or short position in the Notes. The Solicitation Agent and its affiliates have provided in the past, and are currently providing, other investment banking, commercial banking and/or financial advisory services to the Company.  Further, the Solicitation Agent is a financial advisor to the Company in connection with the VUE/NBC Transaction. The Solicitation Agent and the Information Agent each will receive a fee from the Company for serving in such capacities.

THE COMPANY HAS NOT AUTHORIZED ANY PERSON (INCLUDING THE SOLICITATION AGENT AND THE INFORMATION AGENT) TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS SOLICITATION OF CONSENTS OTHER THAN AS SET FORTH HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE INFORMATION AGENT, THE SOLICITATION AGENT OR ANY OTHER PERSON.

Requests for assistance in filling out and delivering Consent Forms or for additional copies of this Consent Solicitation Statement or the Consent Form may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Consent Solicitation Statement.

Fees and Expenses

The Company will bear the costs of the Solicitation, including the fees and expenses of the Solicitation Agent and the Information Agent. The Company will pay the Trustee under the Indenture reasonable and customary compensation for its services in connection with the Solicitation, plus reimbursement for expenses.

Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Information Agent, by application of funds provided by the Company, for customary mailing and handling expenses incurred by them in forwarding material to their customers. All other fees and expenses attributable to the Solicitation, other than expenses incurred by Holders or beneficial owners of Notes, will be paid by the Company.

The Solicitation is not being made to, and Consent Forms will not be accepted from or on behalf of, Holders in any jurisdiction in which the making of the Solicitation or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  However, the Company may in its discretion take such action as it may deem necessary to lawfully make the Solicitation in any such jurisdiction and to extend the Solicitation to Holders in such jurisdiction.  In any jurisdiction in which the securities laws or blue sky laws require the Solicitation to be made by a licensed broker or dealer, the Solicitation will be deemed to be made on behalf of the Company by the Solicitation Agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In General

The following summary describes certain United States Federal income tax consequences relating to the Solicitation.  The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations thereunder, and published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. The Company will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the United States Federal income tax treatment of the Solicitation and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. In addition, the summary only applies to U.S. Holders (as defined below) who hold their Notes as capital assets and does not address all of the tax consequences that may be relevant to U.S. Holders or tax consequences to investors in special tax situations (such as dealers in securities or currencies, tax-exempt organizations, life insurance companies, persons that have a functional currency other than the U.S. dollar, persons that hold Notes as part of a straddle, conversion transaction, hedge, or certain U.S. expatriates).  Other than the discussion of French withholding taxes below, the summary does not consider the effect of any applicable foreign, state, local or other tax laws.  Accordingly, each Holder should consult its own tax advisor with regard to the Solicitation and the application of United States Federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

For purposes of this discussion, a U.S. Holder is a beneficial owner of a Note that is:

•

a citizen or resident of the United States for U.S. Federal income tax purposes;

•

a corporation (or other entity treated as a corporation for U.S. Federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•

an estate, the income of which is subject to U.S. Federal income tax without regard to its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner of a partnership holding Notes, the Company suggests that you consult your tax advisor.

Characterization of Consent Fee and Proposed Amendments

Under applicable U.S. Treasury regulations, a modification of a debt instrument will be treated as a deemed exchange upon which gain or loss is realized for U.S. Federal income tax purposes if the adoption of the Proposed Amendments results in a “significant modification” of the relevant notes and, if so, whether the deemed exchange results in a recapitalization.  The Treasury regulations provide specific tests as well as a general rule for determining when a modification to the Notes is a significant modification and a deemed exchange of the April Notes and July Notes for deemed new April Notes and new July Notes (respectively, the “New April Notes” and “New July Notes” and, collectively, the “New Notes”).

The Treasury regulations provide that a change in the yield of a debt instrument is a significant modification if the yield of the modified instrument (determined by taking into account any payments made by the issuer to the holder as consideration for the modification) varies from the yield on the unmodified instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5 percent of the annual yield of the unmodified instrument.  Based on calculations prepared by the Solicitation Agent, the Company believes that the receipt of the Consent Fee should not change the yield of the Notes by more than the foregoing amount.  The Treasury regulations also provide that a change in collateral for a debt instrument that results in a change in payment expectations is a significant modification.  The Company believes that the adoption of the Proposed Amendments to the Indentures should not cause a change in payment expectations within the meaning of the applicable Treasury regulations.

A modification of a debt instrument will not be treated as a “significant modification” and, as a result, will not be treated as a deemed exchange, however, unless, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively the degree to which legal rights or obligations are altered is “economically significant” (however, a mere change in a customary financial or accounting covenant is not a significant modification for this purpose).  The Treasury regulations do not specifically address whether any or all of the covenants that are proposed to be amended pursuant to the Proposed Amendments are customary accounting or financial covenants, and the Company believes it is unclear whether any of the proposed Amendments should be so treated.  Notwithstanding the fact that the adoption of the Proposed Amendments may not constitute changes to customary financial covenants and although the law is unclear, the Company believes that the adoption of the Proposed Amendments should not alter the legal rights or obligations in a way that is economically significant.  Thus, the adoption of the Proposed Amendments alone should not constitute a significant modification to the terms of the Notes for U.S. Federal income tax purposes.

Consequences to U.S. Holders that Consent to the Proposed Amendments and Receive the Consent Fee

There is no authority directly on point concerning the U.S. Federal income tax consequences of receipt of the Consent Fee.  If, as the Company believes, the implementation of the Proposed Amendments and the receipt of the Consent Fee do not result in a significant modification of the Notes and no deemed exchange of Notes for New Notes occurs, the Consent Fee should constitute a fee for consenting to the Proposed Amendments and a U.S. Holder would recognize ordinary income in an amount equal to the Consent Fee at the time such Consent Fee accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. Federal income tax purposes.  Such U.S. Holder will have the same adjusted tax basis and holding period in the Notes after the receipt of the Consent Fee that the U.S. Holder had in such Notes immediately prior to such receipt.  The source of such fee for U.S. foreign tax credit limitation purposes is not clear.  The Company recommends that you consult your tax advisor regarding the proper U.S. Federal income tax treatment associated with receiving Consent Fees in your particular situation.

A U.S. Holder of a Euro Note that uses the cash method of accounting and receives a Consent Fee in euros would measure the amount of the payment received by translating the amount of euros into U.S. dollars at the spot rate on the date of receipt.  A U.S. Holder of a Euro Note that uses the accrual method of accounting and receives a Consent Fee in euros would measure the amount of the payment received by translating the amount of euros into U.S. dollars at the spot rate on the date of accrual, i.e., the date on which the legal obligation of the Company to pay the Consent Fee becomes fixed.  A U.S. Holder generally will recognize exchange gain or loss, as the case may be, on the receipt of euros to the extent that the exchange rate on the date payment is received differs from the rate applicable to the accrual of that income.  This foreign currency gain or loss will generally be treated as ordinary income or loss, and sourced to the United States for foreign tax credit limitation purposes.  Euros received as a Consent Fee will have a tax basis equal to their U.S. dollar value at the time such payment is received.  Gain or loss, if any, realized by any U.S. Holder on a sale or other disposition of that foreign currency will generally be treated as ordinary income or loss, and sourced to the United States for foreign tax credit limitation purposes.

If the implementation of the Proposed Amendments or the payment of the Consent Fee does result in a significant modification of the Notes and a deemed exchange of Notes for New Notes, the deemed exchange may be treated as a recapitalization for U.S. Federal income tax purposes.  A recapitalization occurs for U.S. Federal income tax purposes if the Notes and New Notes qualify as “securities.”  The rules for determining whether a debt instrument constitutes a security for U.S. Federal income tax purposes are unclear but involve an overall evaluation of the nature of the debt instrument, with the term of the instrument usually regarded as one of the most significant factors.  In general, debt instruments with a term of less than five years will not be considered securities.  Accordingly, although the matter is not free from doubt, because the New July Notes have a term of less than five years, the Company believes that such New July Notes should not be treated as securities for U.S. Federal income tax purposes.  Conversely, the Company believes that the April Notes, the July Notes and the New April Notes should be treated as securities for U.S. Federal income tax purposes.  Consequently, a deemed exchange of the April Notes for New April Notes should be treated as a recapitalization for U.S. Federal income tax purposes.  Under this treatment, a U.S. Holder generally would not recognize gain or loss upon such deemed exchange except to the extent of the Consent Fee, which, subject to the discussion below regarding the Consent Fee, would be taxable to the extent of any gain realized on the deemed exchange.  Any gain or loss recognized by a U.S. Holder on the deemed exchange generally would be capital gain or loss, and would be long-term capital gain or loss if the Notes were held for more than one year.  Such U.S. Holder’s tax basis in the New April Notes would be the same as the U.S. Holder’s tax basis in the April Notes, decreased by the amount of the Consent Fee received with respect thereto and increased by the amount of gain recognized by the U.S. Holder in respect of the deemed exchange.  The U.S. Holder’s holding period for the New April Notes would include its holding period for the April Notes.

If the New July Notes do not qualify as securities for purposes of treating their deemed exchange as a recapitalization, or if a deemed exchange of Notes for New Notes otherwise did not qualify as a recapitalization, a U.S. Holder would generally recognize taxable gain or loss equal to the difference, if any, between (a) the amount realized by such U.S. Holder in the deemed exchange (generally, the issue price of the relevant New Notes deemed received by the U.S. Holder in exchange for the relevant Notes (except for the portion of the issue price deemed attributable to accrued interest), plus any Consent Fee (subject to the discussion below regarding the Consent Fee)) and (b) its tax basis for the relevant Notes deemed surrendered.  Any recognized gain would be ordinary income to the extent of any accrued market discount not previously included in the U.S. Holder’s income.  The issue price of the New July Notes (and New April Notes, as applicable) would depend on whether a substantial amount of such New Notes was “traded on an established market” within the meaning of applicable Treasury regulations.  If a substantial amount of the New July Notes (and New April Notes, as applicable ) was deemed traded on an established market, the issue price of such New Notes would be then fair market value on the date the exchange was deemed to occur.  If the relevant New Notes were not deemed traded on an established market, the issue price of the relevant New Notes would be equal to the fair market value of the relevant Notes as of the date of the deemed exchange, provided the relevant Notes were deemed traded on an established market.  If the relevant Notes were not so traded, the issue price of the relevant New Notes would be equal to their stated principal amount.  The U.S. Holder would have a tax basis in the relevant New Notes equal to their issue price.  The U.S. Holder’s holding period for the relevant New Notes would begin on the day after the deemed exchange.  Subject to a statutory de minimis exception, if the relevant New Notes had an issue price that was less than their stated redemption price to maturity, the New Notes would generally have original issue discount (“OID”) for U.S. Federal income tax purposes.  In such case, each U.S. Holder of a New Note would generally be required to include OID in income as it accrued under a constant yield method in advance of cash payments attributable to such income (regardless of whether the U.S. Holder was a cash or accrual basis taxpayer).

Gain or loss recognized by a U.S. Holder of a Euro Note in any deemed exchange would generally be computed in the same way as gain or loss on a Dollar Note.  The amount realized by a U.S. Holder of a Euro Note would be based on the U.S. dollar value of the New Note and Consent Fee received (subject to the discussion below regarding the Consent Fee), determined at the spot rate in effect on the date of the deemed exchange.  To the extent that such recognized gain or loss with respect to the principal amount of the Euro Note was attributable to changes in euro exchange rates between the dates of acquisition and deemed exchange of the Euro Note, such gain or loss would be treated as exchange gain or loss that is ordinary in character and sourced to the United States for foreign tax credit limitation purposes.  However, exchange gain or loss (including any exchange gain or loss realized with respect to accrued interest) would be taken into account only to the extent of total gain or loss realized on the deemed exchange.

As discussed above, the payment of the Consent Fee to a U.S. Holder for consenting to the Proposed Amendments might be treated as additional consideration received by a U.S. Holder in any such deemed exchange.  If, however, the Consent Fee were not treated as additional consideration received by a U.S. Holder in the deemed exchange, it might be considered a separate fee for consenting to the Proposed Amendments and would be taxable as ordinary income.

Consequences to U.S. Holders that do not consent to the Proposed Amendments.

In the case of a U.S. Holder that does not consent to the Proposed Amendments and does not receive the Consent Fee, the Company believes that the modification of the Indentures pursuant to the Proposed Amendments should not cause a deemed exchange of the Notes because the Proposed Amendments should not constitute a significant modification to the terms of the Notes for U.S. Federal income tax purposes.  Accordingly, in such case, such U.S. Holder should not recognize any gain or loss for U.S. Federal income tax purposes upon the adoption of the Proposed Amendments and should have the same adjusted tax basis and holding period in the Notes after the adoption of the Proposed Amendments that such U.S. Holder had in the Notes immediately before such adoption.

Information Reporting and Backup Withholding.

A U.S. Holder who delivers its Consent generally will be subject to information reporting requirements.  Such a U.S. Holder may also be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate for payments made after December 31, 2001, and before January 1, 2004, is 28%) on the Consent Fee received unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules may be allowed as a credit against such U.S. Holder’s U.S. Federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

French Withholding Taxes

The Company intends to withhold French taxes on the Consent Fee paid to U.S. Holders unless such Holders qualify for benefits under the Income Tax Convention between France and the United States (the "Treaty").  U.S. Holders that otherwise qualify for benefits under the Treaty will not be subject to French withholding taxes on the Consent Fee provided such Holders furnish certification as to their residence either on the Consent Form or by otherwise complying with the certification requirements for obtaining Treaty benefits.  U.S. Holders should consult their tax advisors regarding their ability to obtain Treaty benefits.

Non-U.S. Holders.

Beneficial owners of Notes who are not U.S. Holders should consult their tax advisors regarding the U.S. Federal income tax consequences associated with the Solicitation in their particular situations.

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EXHIBIT A

FORM OF SUPPLEMENTAL INDENTURE

THIS SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is made as of [   ], 2003, between Vivendi Universal S.A., a French société anonyme (the “Company”), and The Bank of New York, as trustee (the “Trustee”).  Any term used but not defined herein shall have the corresponding meaning given to it in the Indenture.

RECITALS OF THE COMPANY

The Company and the Trustee have heretofore executed and delivered an Indenture dated as of [   ], 2003 (the “Indenture”), pursuant to which the Company has heretofore issued its [  ]% Senior Notes due [   ], in the principal amount of $[   ] and €[   ] (collectively, the “Notes”).  The Company desires to amend or eliminate certain provisions of the Indenture as hereinafter set forth.

Section 9.02 of the Indenture provides that the Company and the Trustee may amend or supplement the Indenture with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (as determined in accordance with Section 2.08 of the Indenture).

All acts and things necessary to amend the Indenture and to make this Supplemental Indenture a valid agreement of the Company and the Trustee, in accordance with its terms, have been done.

NOW, THEREFORE, the Company hereby covenants and agrees with the Trustee as follows:

ARTICLE I

Amendments

SECTION 1.01.

Modification of Definitions.

The following additions, deletions and alterations are hereby made in Section 1.01 of the Indenture:

(a)

The following definitions are added to Section 1.01 of the Indenture:

“VUE/NBC Entity” means (1) any Person that owns, directly or indirectly, the assets transferred by the Company or its Restricted Subsidiaries in a VUE/NBC Transaction or assets owned by National Broadcasting Company, Inc. immediately prior to the consummation of a VUE/NBC Transaction (including, but not limited to, National Broadcasting Company, Inc.) and (2) any Person that is a successor by merger or consolidation to a Person identified in clause (1) or to whom such a Person transfers all or substantially all its assets.

“VUE/NBC Transaction” means the proposed combination of Vivendi Universal Entertainment LLLP with National Broadcasting Company, Inc. through the contribution of Universal Studios, Inc., Universal Pictures International Holdings B.V. and Universal Pictures International Holdings 2 B.V. or the businesses and assets of such entities to one or more Persons in one or a series of transactions in exchange for any combination of Capital Stock of a VUE/NBC Entity or VUE/NBC Entities and cash, and the restructuring of the existing interests in VUE, all substantially as contemplated by the Company’s Report on Form 6-K, furnished to the SEC on November 4, 2003, including the agreements contained therein, as the same may be amended, including any amendments thereto or additional agreements in connection with a restructuring of the existing VUE interests or to comply with regulatory requirements.

“VUE/NBC Transaction Agreements” means the agreements among, General Electric Company, National Broadcasting Company, Inc., the Company and others under which a VUE/NBC Transaction is to be consummated.

(b)

Clauses (15) and (16) of the definition of “Permitted Liens” are modified to move the word “and” from the end of clause (15) to the end of clause (16) and one additional clause is inserted as follows:

(17)

Liens on Capital Stock of a VUE/NBC Entity to secure obligations of the Company or its Restricted Subsidiaries under or pursuant to the terms of the VUE/NBC Transaction Agreements.

SECTION 1.02.

Modification of Covenants.

(a)

Subclause (a) of clause (2) of Section 4.03 of the Indenture is modified to add the following proviso to the end of clause (a)(2):

, provided that the Company shall be permitted to exclude from any such quarterly reconciliation any information relating to a Person in which the Company or a consolidated Subsidiary of the Company has an investment that is accounted for by the Company using the equity method, the cost method or the equivalent of either;

(b)

Clause (8) of subsection (b) of Section 4.07 of the Indenture is modified to read as follows:

(8)

in connection with a VUE/NBC Transaction, any Restricted Investment or other Restricted Payment for the purpose of defeasing the outstanding preferred stock of Vivendi Universal Entertainment LLLP;

(c)

Clauses (13) and (14) of subsection (b) of Section 4.08 of the Indenture are modified to move the word “and” from the end of clause (13) to the end of clause (14) and one additional clause is inserted as follows:

(15)

restrictions on transfers of Capital Stock of a VUE/NBC Entity arising under the VUE/NBC Transaction Agreements.

(d)

Clauses (19) and (20) of subsection (b) of Section 4.09 of the Indenture are modified to move the word “and” from the end of clause (19) to the end of clause (20) and one additional clause is inserted as follows:

(21)

Indebtedness of the Company or any Restricted Subsidiary arising under or pursuant to the provisions of the VUE/NBC Transaction Agreements.

(e)

Section 4.10 of the Indenture is modified to include the following sentence at the end of the first full paragraph of that section:

Notwithstanding anything to the contrary in this Indenture, clause (2) of this paragraph shall not apply to a VUE/NBC Transaction.

(f)

A new Section 4.23 is added to Article 4 of the Indenture as follows:

“Section 4.23

Certain Consent Fee Payments.

Not later than 5 Business Days after the consummation of a VUE/NBC Transaction, the Company will pay to holders of Notes of record on November 6, 2003 who delivered (and did not properly revoke) a valid consent to the Supplemental Indenture dated as of [            ], 2003,1

 To be dated the Execution Date.

 to this Indenture a consent fee of (1) $1.00 for each $1,000.00 in principal amount of Dollar Notes in respect of which a valid consent to such Supplemental Indenture was delivered (and not properly revoked) prior to the Expiration Date and (2) €1.00 for each €1,000.00 in principal amount of Euro Notes in respect of which a valid consent to such Supplemental Indenture was delivered (and not properly revoked) prior to the Expiration Date.  For purposes of this Section 4.23, “Expiration Date” means 5:00 p.m., New York City time, on November 20, 2003.”

ARTICLE II

Effective Time

SECTION 2.01

Effective Time of Amendments to Indenture.

The amendments to the Indenture set forth in Article I of this Supplemental Indenture shall only become effective upon the execution and delivery of this Supplemental Indenture by the Company and the Trustee.

ARTICLE III

Miscellaneous

SECTION 3.01

Execution as Supplemental Indenture.

This Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture shall form a part of the Indenture.  Except as herein expressly otherwise defined, the terms used herein shall have the same meaning as provided in the Indenture.

Except as specifically amended above, the Indenture shall remain in full force and effect and is hereby ratified and confirmed.

SECTION 3.02

Responsibility for Recitals.

The recitals herein shall be taken as statements of the Company, and the Trustee assumes no responsibility for the correctness thereof.

SECTION 3.03

Successors and Assigns.

All the covenants and agreements in this Supplemental Indenture by the Company shall bind its successors and assigns whether so expressed or not.

SECTION 3.04

Governing Law.

This Supplemental Indenture and the Notes shall be governed by, and construed in accordance with, the laws of the state of New York.

SECTION 3.05

Conflicts.

In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, the terms and conditions of this Supplemental Indenture shall prevail.

SECTION 3.06

Counterparts.

This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

A-#

EXHIBIT A

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed.

Dated as of November [●], 2003.

VIVENDI UNIVERSAL S.A.

By:_____________________

Name:

Title:

THE BANK OF NEW YORK

as Trustee

By:_____________________

Name:

Title:

A-#

(This page intentionally blank)

VIVENDI UNIVERSAL S.A.

SOLICITATION OF CONSENTS TO INDENTURE AMENDMENTS

In order to give a Consent, a Holder should mail, hand deliver, send by overnight courier or facsimile (confirmed by physical delivery) a properly completed and duly executed Consent Form, and any other required document, to the Information Agent at its address set forth below. Any questions or requests for assistance or for additional copies of this Consent Solicitation Statement or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A Holder may also contact the Solicitation Agent at its telephone numbers set forth below or such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Solicitation.

The Solicitation Agent for the Solicitation is:

Citigroup Global Markets Inc.	Citigroup Global Markets Limited
390 Greenwich Street New York, New York 10013, USA Attn: Liability Management Group Telephone (Toll Free) +1 (800) 558 3745 (Collect): +1 (212) 723 6106	Citigroup Centre Canada Square Canary Wharf London E14 5LB, United Kingdom Attn: Liability Management Group Telephone: +44 (0)20 7986 8969

The Information Agent for the Solicitation is:

Global Bondholder Services Corporation
65 Broadway - Suite 704 New York, New York 10006 Attn: Corporate Actions Banks and Brokers call: +1 (212) 430 3774 Toll free + 1 (866) 470 3900	Ambassador House 2 White Kenneth Street London, E1 7BS England Inside the UK: (020) 7864 9136 Outside the UK: +44 (0)20 7864 9136

By Facsimile:

(For Eligible Institutions only):

+1 (212) 430 3775

Confirmation:

+1 (212) 430 3774

By Mail:	By Overnight Courier	By Hand
65 Broadway - Suite 704	65 Broadway - Suite 704	65 Broadway - Suite 704
New York, NY 10006	New York, NY 10006	New York, NY 10006